UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: October 31, 2007                     /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

                             CENTRASIA MINING CORP.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007

                      (Unaudited - Prepared by Management)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Centrasia Mining Corp. for the three months ended August 31, 2007 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             CENTRASIA MINING CORP.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                     AUGUST 31,       MAY 31,
                                                       2007            2007
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                  6,070,083       3,581,199
Amounts receivable                                       65,047          52,025
Prepaids                                                344,140          89,262
                                                   ------------    ------------
                                                      6,479,270       3,722,486

DEFERRED ACQUISITION COSTS (Note 3)                           -         403,975

EQUIPMENT (Note 4)                                      292,790         224,857

UNPROVEN MINERAL INTERESTS (Note 5)                  39,753,702       1,491,844
                                                   ------------    ------------
                                                     46,525,762       5,843,162
                                                   =============   =============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                734,430         341,115
Loans and advances                                       70,323               -
Current portion of long-term debt (Note 6)            5,546,100               -
                                                   ------------    ------------
                                                      6,350,853         341,115

NON-CURRENT PORTION OF LONG-TERM DEBT (Note 6)        1,663,830               -

FUTURE INCOME TAX LIABILITIES (Note 3)                8,700,000               -
                                                   ------------    ------------
                                                     16,714,683         341,115
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               32,989,686       8,490,285

CONTRIBUTED SURPLUS (Note 9)                          1,248,576         625,900

DEFICIT                                              (4,427,183)     (3,614,138)
                                                   ------------    ------------
                                                     29,811,079       5,502,047
                                                   ------------    ------------
                                                     46,525,762       5,843,162
                                                   ============    ============

SUBSEQUENT EVENT (Note 14)

APPROVED BY THE DIRECTORS

/s/ DOUGLAS TURNBULL    , Director
------------------------
/s/ NICK DEMARE         , Director
------------------------

              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                             CENTRASIA MINING CORP.
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (Unaudited - Prepared by Management)


                                                       2007            2006
                                                         $               $

EXPENSES

Accounting and administration                            20,175          16,300
Amortization                                             14,276          10,882
Corporate development                                    32,069          11,550
General exploration                                       4,064           2,156
Investor relations                                        9,000           2,500
Legal                                                    18,252           1,273
Management fees                                          34,145           9,936
Office                                                   60,953          36,613
Professional fees                                        66,604          42,700
Property due diligence                                        -         103,917
Regulatory fees                                           6,966           2,215
Rent                                                     18,265          10,935
Salaries and benefits                                    78,302          47,439
Shareholder costs                                         5,287             296
Stock-based compensation (Note 8)                       299,876               -
Transfer agent                                            2,900           1,452
Travel                                                  172,891          49,186
                                                   ------------    ------------
                                                        844,025         349,350
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (844,025)       (349,350)
                                                   ------------    ------------
OTHER ITEMS

Interest income                                          54,392           6,628
Foreign exchange                                        (23,412)          2,745
                                                   ------------    ------------
                                                         30,980           9,373
                                                   ------------    ------------
NET LOSS FOR THE PERIOD                                (813,045)       (339,977)

DEFICIT - BEGINNING OF PERIOD                        (3,614,138)     (1,578,069)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                              (4,427,183)     (1,918,046)
                                                   ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.02)         $(0.02)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING                                38,139,873      16,604,114
                                                   ============    ============


              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (Unaudited - Prepared by Management)



                                                       2007            2006
                                                         $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (813,045)       (339,977)
Adjustment for items not involving cash
   Amortization                                          14,276          10,882
   Stock-based compensation                             299,876               -
                                                   ------------    ------------
                                                       (498,893)       (329,095)
Decrease in amounts receivable                           60,826           2,716
Decrease (increase) in prepaids                          72,238          (9,269)
Decreases in accounts payable and
   accrued liabilities                                 (840,844)        (42,567)
                                                   ------------    ------------
                                                     (1,206,673)       (378,215)
                                                   ------------    ------------
INVESTING ACTIVITIES

Cash assumed on acquisition of RPIM                       8,399               -
Additions to equipment                                  (66,903)         (1,922)
Additions to unproven mineral interests              (7,443,327)        (72,955)
                                                   ------------    ------------
                                                     (7,501,831)        (74,877)
                                                   ------------    ------------
FINANCING ACTIVITIES

Repayment of loans and advances                        (540,503)              -
Issuance of common shares                            12,797,500          20,975
Share issue costs                                    (1,059,609)              -
                                                   ------------    ------------
                                                     11,197,388          20,975
                                                   ------------    ------------
INCREASE (DECREASE) IN CASH FOR THE PERIOD            2,488,884        (432,117)

CASH - BEGINNING OF PERIOD                            3,581,199       1,256,758
                                                   ------------    ------------
CASH - END OF PERIOD                                  6,070,083         824,641
                                                   ============    ============
SUPPLEMENTAL CASH FLOW INFORMATION (Note 13)



              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



1.       NATURE OF OPERATIONS

         The Company's principal business activity is the sourcing, exploration and development of mineral properties in the Kyrgyz Republic and Russia. See also Note 3.

         The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as unproven mineral interests represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

         These interim consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. These interim financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

         RECENT ACCOUNTING PRONOUNCEMENTS

         Effective June 1, 2007 the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

         Financial Instruments - Recognition and Measurement (Section 3855)

         In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at August 31,2007 the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company's financial statements.

         Comprehensive Income (Section 1530)

         Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.


3.       ACQUISITION

         On May 11, 2007 the Company, its wholly-owned subsidiary, Magellan Holdings (BVI) Corp. and Stargate Solutions Ltd. ("Stargate") entered into a share purchase agreement (the "Share Purchase Agreement") whereby the Company agreed to purchase 100% of the issued and outstanding shares of R.P.I.M. Minerals Ltd., (the "RPIM Acquisition") a Cyprus company incorporated solely to hold a 100% interest in the shares of ZAO Rudprominvest ("RPI"). The consideration payable by the Company to Stargate under the Share Purchase Agreement is:

         i) an aggregate US $12,500,000, of which US $6,000,000 is payable on closing (the "Closing"), US $5,000,000 is payable on the first anniversary of Closing, and US $1,500,000 is payable on the second anniversary of Closing; and
         ii) issuance of 12,500,000 common shares of the Company to be issued on Closing.

         The Company also agreed to pay DBM Capital Partners Ltd. ("DBM") a finder's fee of US $625,000 cash and 625,000 common shares. The share portion of the finder's fee and US $300,000 of the cash fee is payable on Closing. The balance of the cash finder's fee will be payable as the Company makes the balance of the payments for the RPIM Acquisition.

         As at May 31, 2007 the Company had advanced $226,860 (US $200,000) to RPI, paid $14,257 (US $12,472) in advances to DBM and incurred a total of $162,858 for due diligence and professional fees. These amounts were recorded by the Company as deferred acquisition costs and were included in the cost of the RPIM Acquisition on Closing.

         On July 24, 2007 (the "Effective Date") the Company completed the Closing of the RPIM Acquisition whereby it completed the initial cash payment of US $6,000,000 and issued 12,500,000 common shares, at a fair value of $12,000,000, to Stargate. In addition, the Company paid the initial finder's fee of US $300,000 and issued 625,000 common shares, at a fair value of $600,000, to DBM.

         The Company also issued 82,615 common shares, at a fair value of $79,310, to a company controlled by a director of the Company as a bonus for providing a loan of US $500,000 to RPI prior to Closing. The loan was repaid subsequent to completion of the RPIM Acquisition.

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



3.       ACQUISITION (continued)

         The RPIM Acquisition was accounted for under the purchase method. The allocation of the purchase price of RPIM is summarized in the following table:
                                                                         $
         NET PURCHASE PRICE

         Cash payments (US $6,300,000)                                6,642,344
         Common shares issued (13,207,615 shares)                    12,679,310
         Long-term debt (US $6,825,000)                               7,209,930
         Acquisition costs                                              444,305
                                                                   ------------
         Net purchase price                                          26,975,889
                                                                   =============

         The assets and liabilities of the RPIM Acqusition have been recorded at their fair values, as follows:
                                                                         $
         NET ASSETS ACQUIRED

         Cash                                                             8,399
         Amounts receivable                                              73,848
         Prepaids                                                       327,116
         Mineral property interests                                  36,128,104
         Equipment                                                       15,306
         Accounts payable and accrued liabilities                      (266,058)
         Loans and advances                                            (610,826)
         Future income tax liabilities                               (8,700,000)
                                                                   ------------
         Net assets acquired                                         26,975,889
                                                                   ============


4.       EQUIPMENT
                                                     AUGUST 31,        MAY 31,
                                                       2007            2007
                                                         $               $

         Mobile and field equipment                     297,546         232,532
         Office furniture and equipment                  70,473          53,278
                                                   ------------    ------------
                                                        368,019         285,810
         Less accumulated amortization                  (75,229)        (60,953)
                                                   ------------    ------------
                                                        292,790         224,857
                                                   ============    ============

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



5.       UNPROVEN MINERAL INTERESTS

                                                  AUGUST 31, 2007                                  MAY 31, 2007
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $


         Property
            Souker                   36,340,938         983,833      37,324,771               -               -               -
            Bulakashu                 1,258,338         885,172       2,143,510         853,338         437,687       1,291,025
            Eastern Sary Jaz             96,000         189,016         285,016          96,000         104,414         200,414
            Other                             -             405             405               -             405             405
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     37,695,276       2,058,426      39,753,702         949,338         542,506       1,491,844
                                   ============    ============    ============    ============    ============    ============

         (a)      Souker Property

                  On July 24, 2007 the Company acquired a license (the "Souker License") on the Souker Property as a result of the RPIM Acquisition (see Note 3). The Souker Property is located in the Pechanga District of Murmansk Oblast, Russia. The Souker License grants the Company the right to explore, develop and produce the deposit subject to certain conditions stipulated by the license agreement. The Souker License is valid until December 15, 2030 and stipulates that the Company must commence production at a rate of 300,000 ore tonnes per annum no later than December 31, 2010.

         (b)      Bulakashu Gold Property

                  Under prior option agreements the Company had previously earned a 37.5% interest in the Bulakashu Gold Property, located in the Kyrgyz Republic. On August 17, 2007 the Company and Kantanna Company Limited ("Kantanna") entered into an amending agreement pursuant to which the Company issued 375,000 common shares of the Company, at a fair value of $405,000, to Kantanna and Kantanna agreed to forego the aggregate US $1,890,000 remaining expenditure commitment to acquire the remaining 62.5% interest. The Company now owns a 100% interest in the Bulakashu Gold Property.

                  Kantanna is a private corporation owned by a director of the Company.

         (c)      Eastern Sary Jaz Property

                  During fiscal 2007 the Company issued 200,000 common shares, at a fair value of $96,000 to Kantanna, as consideration for the exploration licenses on the Eastern Sary Jaz Property, located in the northeastern region of the Kyrgyz Republic.

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)




6.       LONG-TERM DEBT
                                                    AUGUST 31,        MAY 31,
                                                       2007            2007
                                                         $               $

         Due to Stargate (US $6,500,000)              6,866,600               -
         Due to DBM (US $325,000)                       343,330               -
                                                   ------------    ------------
                                                      7,209,930               -
         Less:  current portion (US $5,250,000)      (5,546,100)              -
                                                   ------------    ------------
         Non-current portion                          1,663,830               -
                                                   ============    ============

         The long-term debt was incurred on the RPIM Acquisition (see Note 3). Payments totalling US $5,250,000 are payable on or before July 24, 2008 and the remaining balance of US $1,575,000 on or before July 24, 2009.


7.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

         Issued:                                        THREE MONTHS ENDED                  YEAR ENDED
                                                          AUGUST 31, 2007                  MAY 31, 2007
                                                   ----------------------------    ----------------------------
                                                     NUMBER OF        AMOUNT         NUMBER OF        AMOUNT
                                                      SHARES             $            SHARES             $

         Balance, beginning of period                26,087,630       8,490,285      16,559,017       3,490,004
                                                   ------------    ------------    ------------    ------------
         Issued for cash
            Private placement                        10,500,000      12,600,000       4,000,000       2,000,000
            Exercise of options                               -               -          50,000          10,000
            Exercise of warrants                        450,000         197,500       4,674,145       2,523,962
            Exercise of agent's option                        -               -         180,718         130,116
         Issued for unproven mineral
            interests (Note 5)                          375,000         405,000         510,000         345,500
         Issued for finder's fee                              -               -         113,750          56,875
         Issued for corporate finance fee               100,000         120,000
         Issued for acquisition (Note 3)             13,207,615      12,679,310
         Reallocation from contributed surplus
            on exercise of stock options                      -               -               -          14,750
         Reallocation from contributed surplus
            on exercise of agent's options                    -               -               -          50,185
                                                   ------------    ------------    ------------    ------------
                                                     24,632,615      26,001,810       9,528,613       5,131,388
         Share issue costs                                    -      (1,502,409)              -        (131,107)
                                                   ------------    ------------    ------------    ------------
                                                     24,632,615      24,499,401       9,528,613       5,000,281
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      50,720,245      32,989,686      26,087,630       8,490,285
                                                   ============    ============    ============    ============

         (a) During the three months ended August 31, 2007 the Company completed a brokered private placement of 10,500,000 subscription receipts (the "Subscription Receipts"), at $1.20 per Subscription Receipt, for gross proceeds of $12,600,000. Each Subscription Receipt was subsequently exchanged, without additional consideration, for one common share of the Company and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $1.70 per share on or before July 10, 2010. The Company paid the agents a cash commission of $945,000 and issued 840,000 warrants. Each warrant entitles the agents to acquire one common share at a price of $1.50 per share on or before July 24, 2009. The Company also paid

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



7.       SHARE CAPITAL (continued)

                  a corporate finance fee of 100,000 common shares, at a fair value of $120,000, and issued 100,000 warrants, with each warrant entitling the agent to purchase one common share at a price of $1.70 per share on or before July 10, 2010. The Company also incurred $114,609 in legal and filing fees associated with the private placement. The fair value of the warrants issued to the agents have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 80%; a risk-free interest rate of 4.51% - 4.54%; and an expected life of 2 years - 3 years. The value assigned to the agents' warrants was $322,800.

         (b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at August 31, 2007 and 2006, and the changes for the three months ended August 31, 2007 and 2006 is as follows:

                                                               2007                            2006
                                                   ----------------------------    ----------------------------
                                                                      WEIGHTED                        WEIGHTED
                                                                       AVERAGE                         AVERAGE
                                                                      EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

                  Balance, beginning of period        5,225,962         0.54          7,779,623         0.48
                      Issued                          6,190,000         1.67                  -            -
                      Exercised                        (450,000)        0.44            (51,250)        0.41
                                                   ------------                    ------------
                  Balance, end of period             10,965,962         1.18          7,728,373         0.48
                                                   ============                    ============

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding warrants at August 31, 2007:

                                            EXERCISE
                       NUMBER                PRICE            EXPIRY DATE
                                               $

                     2,786,587                0.40            September 14, 2007
                     1,989,375                0.75            June 20, 2008
                       840,000                1.50            July 24, 2009
                     5,350,000                1.70            July 10, 2010
                  ------------
                    10,965,962
                  ============


         (c) As at August 31, 2007, an aggregate 11,508,795 common shares were held in escrow in accordance with the rules of the TSX Venture Exchange.


8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a stock option plan (the "Plan") which allows the Company to grant a maximum number of 3,374,000 stock options.

         During the three months ended August 31, 2007, the Company did not grant any stock options. However, the Company recorded compensation expense of $299,876 (2006 - $nil) relating to the vesting of stock options previously granted.

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The Company has agreed, subject to Company shareholder approval, to grant stock options to certain directors of the Company and consultants to purchase 1,650,000 common shares, at prices ranging between $0.73 and $1.71 per share, for a term of five years. As at August 31, 2007, the Company has not yet obtained Company shareholder approval. See also
         Note 14.

         The following table summarizes information about the stock options outstanding and exercisable at August 31, 2007:

            NUMBER             NUMBER         EXERCISE
          OUTSTANDING        EXERCISABLE        PRICE         EXPIRY DATE
                                                  $

            2,285,000          2,285,000         0.20         September 14, 2010
              200,000            200,000         1.15         February 8, 2011
              100,000            100,000         0.73         February 17, 2011
              665,000            625,000         0.70         September 14, 2011
         ------------       ------------
            3,250,000          3,210,000
         ============       ============


9.       CONTRIBUTED SURPLUS

         Contributed surplus for the three months ended August 31, 2007 and 2006, is comprised of the following:

                                                       2007            2006
                                                         $               $

         Balance, beginning of period                   625,900         187,435
         Stock-based compensation on stock
            options (Note 8)                            299,876               -
         Stock-based compensation on agents'
            warrants (Note 7(a))                        322,800               -
                                                   ------------    ------------
         Balance, end of period                       1,248,576         187,435
                                                   ============    ============


10.      RELATED PARTY TRANSACTIONS

         During the three months ended August 31, 2007 and 2006 the Company incurred fees to its directors and officers or corporations controlled by its directors or officers, as follows:
                                                       2007            2006
                                                         $               $

         Management fees                                 37,000          20,975
         Legal                                           83,278           7,000
         Accounting and administrative                   20,175          16,300
         Professional fees                               42,492          43,135
                                                   ------------    ------------
                                                        182,945          87,410
                                                   ============    ============

         The above fees have either been expensed to operations or capitalized to unproven mineral interests, deferred amounts or share issue costs, based on the nature of the expenditure.

         As at August 31, 2007, $88,063 (2006 - $32,889) remained outstanding and was included in accounts payable and accrued liabilities.

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



10.      RELATED PARTY TRANSACTIONS (continued)

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

         See also Notes 3 and 5(b).


11.      SEGMENTED INFORMATION

         The Company operates solely within the mineral exploration industry. The Company's capital assets are located geographically as follows:

                                          AUGUST 31, 2007                  MAY 31, 2007
                                   ----------------------------    ----------------------------
                                                     UNPROVEN                        UNPROVEN
                                                      MINERAL                         MINERAL
                                     EQUIPMENT       INTERESTS       EQUIPMENT       INTERESTS
                                         $               $               $               $

         Canada                           4,422               -           5,120               -
         Kyrgyz Republic                268,226       2,428,931         219,737       1,491,844
         Russia                          20,142      37,324,771               -               -
                                   ------------    ------------    ------------    ------------
                                        292,790      39,753,702         224,857       1,491,844
                                   ============    ============    ============    ============


12.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at August 31, 2007 were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2007 may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities due to their relative short periods to maturity. In addition, the fair value of long-term debt is approximated by their carrying amount as the debt bears a fair market rate of interest.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



13.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during the three months ended August 31, 2007 and 2006 as follows:

                                                                       2007            2006
                                                                         $               $

         Financing activities

         Contributed surplus                                            322,800               -
         Issuance of common shares for unproven mineral interest        405,000               -
         Issuance of common shares for corporate finance fee            120,000               -
         Share issue costs                                             (442,800)              -
         Long-term debt issued on acquisition                         7,209,930               -
                                                                   ------------    ------------
                                                                      7,614,930               -
                                                                   ============    ============

         Investing activity

         Additions to unproven mineral interests                     (7,942,584)              -
                                                                   ============    ============

         Operating activity

         Increase in accounts payable and accrued liabilities           327,654               -
                                                                   ============    ============

         Other supplemental cash flow information:
                                                       2007            2006
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============


14.      SUBSEQUENT EVENT

         Subsequent to August 31, 2007, the Company agreed, subject to Company shareholder approval , to grant stock options to officers, directors, employees and consultants of the Company to purchase up to 1,830,000 common shares at $1.20 per share for a period of five years.

                                                                      SCHEDULE I

                             CENTRASIA MINING CORP.
           INTERIM CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                      (Unaudited - Prepared by Management)


                                                                                                                    YEAR ENDED
                                                                                                                      MAY 31,
                                                     THREE MONTHS ENDED AUGUST 31, 2007                                2007
                                   ----------------------------------------------------------------------------    ------------
                                      RUSSIA                      KYRGYZ REPUBLIC
                                   ------------    --------------------------------------------
                                                                     EASTERN
                                      SOUKER         BULAKASHU       SARY JAZ          OTHER           TOTAL           TOTAL
                                         $               $               $               $               $               $

BALANCE - BEGINNING OF PERIOD                 -       1,291,025         200,414             405       1,491,844         803,386
                                   ------------    ------------    ------------    ------------    ------------    ------------
EXPENDITURES DURING THE PERIOD

EXPLORATION COSTS

Access roads                                  -               -          34,942               -          34,942               -
Drilling                                322,088         238,388               -               -         560,476          69,765
Environment                               7,856               -               -               -           7,856               -
Exploration site costs                   65,989           1,967           2,335               -          70,291          11,510
Field supplies                                -               -               -               -               -           1,823
Fuel                                      3,928          11,938           2,552               -          18,418          40,294
Geological                               16,479          76,490             753               -          93,722          21,865
Geophysics                              133,548          56,567               -               -         190,115          42,210
Laboratory and sampling                  47,135          32,998           5,534               -          85,667          46,250
Mapping                                       -               -               -               -               -          13,860
Repair and maintenance                        -           4,561               -               -           4,561           3,672
Salaries and benefits                    23,567          22,077          33,463               -          79,107         132,697
Technical                                     -               -           3,061               -           3,061               -
Topography                              180,683               -               -               -         180,683               -
Travel                                      785           2,499           1,962               -           5,246          11,373
VAT tax                                 181,775               -               -               -         181,775               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                        983,833         447,485          84,602               -       1,515,920         395,319
                                   ------------    ------------    ------------    ------------    ------------    ------------
ACQUISITION COSTS

Acquisition of RPI                   14,748,794               -               -               -      14,748,794               -
Issuance of common shares            12,679,310         405,000               -               -      13,084,310         345,500
Future income tax adjustment          8,700,000               -               -               -       8,700,000               -
Other                                   212,834               -               -               -         212,834               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     36,340,938         405,000               -               -      36,745,938         345,500
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     37,324,771         852,485          84,602               -      38,261,858         740,819
                                   ------------    ------------    ------------    ------------    ------------    ------------
BALANCE BEFORE WRITE-OFF             37,324,771       2,143,510         285,016             405      39,753,702       1,544,205

WRITE-OFF                                     -               -               -               -               -         (52,361)
                                   ------------    ------------    ------------    ------------    ------------    ------------
BALANCE - END OF PERIOD              37,324,771       2,143,510         285,016             405      39,753,702       1,491,844
                                   ============    ============    ============    ============    ============    ============

                             CENTRASIA MINING CORP.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at October 26, 2007 and should be read in conjunction with the interim consolidated financial statements and the accompanying notes for the three months ended August 31, 2007, of Centrasia Mining Corp. ("Centrasia" or the "Company"). Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a junior mineral exploration company actively engaged in the acquisition, exploration and development of mineral properties located in Kyrgyz Republic and other countries in Central Asia, Eastern Europe and Russia. On September 14, 2005, the Company completed a recapitalization whereby it purchased all of the issued and outstanding common shares of 0724000 B.C. Ltd. ("724 BC") in exchange for common shares of the Company on a one-for-one basis (the "Acquisition").

724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. The sole asset of BMC was a license permitting the exploration of an area in the north-central part of the Kyrgyz Republic, covering approximately 240 square kilometres (the "Bulakashu Gold Property"). The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property.

The completion of the Acquisition and issuance of Company shares on the purchase of $400,000 of indebtedness of 724 BC resulted in the 724 BC shareholders holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Acquisition was treated as a reverse takeover and effective September 14, 2005, the financial statements were treated for accounting purposes as a recapitalization. See "Selected Financial Data" for further discussion.

In November 2005, the Company agreed to reorganize its arrangement to acquire its interest in the Bulakashu Gold Property, replacing the Marsa Option, whereby BMC has transferred its ownership interest in Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna Company Limited ("Kantanna"). Both Marsa and Kantanna are owned by Mr. Oleg Kim, a director of the Company. As a result, BMC now holds an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option and directly hold the exploration licenses on the Eastern Sary Jaz Property. The Company issued 200,000 common shares to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company. In August of 2007, the Company entered into an amending agreement with Kantanna, pursuant to which Kantanna has agreed to forego the aggregate US$1,890,000 in exploration expenditures for 2007 and 2008, which was one of the requirements for Centrasia to acquire the remaining 62.5% interest in the Bulakashu Property that it had not acquired to date. The other requirement was the issuance of 375,000 shares to the vendor, which Centrasia has now been issued. Thus Centrasia has acquired the remaining 62.5% interest in the Bulakashu Property and now owns the entire Property.

In August 2006, the Company entered into an agreement to acquire a 100% interest in the Turgeldy Property from Eurasian Minerals Inc. ("Eurasian"). Terms of the agreement included an immediate payment to Eurasian of 60,000 common shares of the Company for an option (the "Turgeldy Option") to acquire all rights and title to the Turgeldy exploration license, with Eurasian retaining a 1% Net Smelter Return royalty. The Company had up to six months from the date of signing to exercise the Turgeldy Option by making a cash payment of US $30,000 and issuing an additional 90,000 common shares to Eurasian. In the fall of 2006, Company field crews completed a preliminary mapping and sampling program at Turgeldy. The Company did not feel the results from the sampling program were sufficiently encouraging to warrant the exercise of the Turgeldy option and on February 21, 2007 the Company terminated its option to acquire a 100% interest in the Turgeldy property.

On May 14, 2007 the Company announced that it had signed a share purchase agreement to acquire a 100% interest in the Souker Nickel-Copper deposit, and the Uleeta and Tsaga Nickel-Copper exploration properties (collectively the "Russian Properties") for initial payments of US $6,000,000 and 12,500,000 shares of Centrasia, with cash payments of an additional US $5,000,000 in 2008 and US $1,500,000 in 2009.

On July 24, 2007 the Company announced that it had successfully completed the transaction and acquired a 100% interest in the Russian Properties through the acquisition of a Cyprus-registered company which owns a Russian-registered company which owns the Russian Properties. Centrasia made the initial cash payment of US $6,000,000 and issued 12,500,000 shares of Centrasia to the vendor, Stargate Solutions Limited. An initial finders/success fee of US $300,000 cash plus 625,000 shares has been paid to DBM Capital Partners Ltd. ("DBM"). All of the shares issued for the acquisition and to DBM are subject to an escrow agreement pursuant to which the shares will be released from escrow in the normal course over a period of eighteen months.

On July 10, 2007, Centrasia completed a private placement for $12,600,000 from the sale of 10,500,000 subscription receipts (the "Subscription Receipts") at a price of $1.20 per Subscription Receipt. The Subscription Receipts were then released from escrow and exchanged for the issuance of 10,500,000 common shares of the Company and 5,250,000 transferable share purchase warrants. Each warrant entitles the holder to purchase one common share at a price of $1.70 until July 10, 2010.

The Company currently is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "CTM", the Frankfurt Stock Exchange Open Market under the trading symbol "C8M" and on the OTCBB under the symbol "CTMHF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

MANAGEMENT AND BOARD OF DIRECTOR CHANGES

On July 3, 2007, the Company announced that Andre Agapov was appointed to Centrasia's Advisory Board. Mr. Agapov is currently the CEO and founder of Rusoro Mining Ltd. ("Rusoro") and has been involved with Rusoro since 2002. Before founding Rusoro, he held a number of positions in the corporate finance and securities industry. Mr. Agapov began his financial career as a broker at Business Management International, a Moscow based raw materials and commodities trading firm. Between 1993 and 1995, he was General Manager of Olbi
International, at the time the largest Russian trading house/financial institution based in New York. Subsequently, from 1996 to 2002, Mr. Agapov was a Partner at MFC Securities, a financial services company based in London, England. He obtained a degree in Aeronautical Engineering and Economics from the Aviation Institute, Moscow in 1990. Mr. Agapov has significant political and business relationships in Russia.

Also in July 2007, Mr. Oleg Kim, director, assumed the role and responsibilities of Vice President of Operations for Centrasia. Mr. Kim's principal responsibility will be to manage the development of the Company's newly acquired Souker Deposit.

In conjunction with the acquisition of the Russian properties, Mr. Grigory Aleksenko was appointed as a director of the Company. Mr. Aleksenko is the managing partner and cofounder of AGA Management Ltd. AGA Management Ltd., a leading, Moscow based consulting company specializing in Russian financial and mergers and acquisitions ("M&A") markets and played an instrumental role in the acquisition of the Russian Properties as agent for the vendor. He has more than nine years of professional experience in M&A, strategic consulting and restructuring projects for international corporations with Bain & Company (Moscow-Johannesburg-Sydney) and two years as a manager with the investment banking division of Renaissance Capital. Mr. Aleksenko graduated from Moscow State University and has an MBA from the International School of Business, INSEAD.

In August 2007, the Company appointed Mr. Leonid Oparin and Mr. Brian McEwen, P. Geol to the board of directors. Mr. Oparin has over 30 years of mine development and construction experience in Russia after graduating from the Leningrad Mining Institute in 1971, as a mining surveyor. Mr. Oparin is currently the Head of the Mining and Geological department and Advisor to the President of JSC Alrosa. From 1973 to 2002, Mr. Oparin worked for Norilsk Nickel, most recently as head of the Mineral Resources Department and Director of Mining Production Development Projects. During his earlier years with Norilsk, he held positions as Branch Mining Surveyor, Head of the Construction Department and Deputy Head of the Construction Division. Mr. McEwen has over 25 years of mineral exploration and production experience including project management, economic evaluation and mine planning for various mining concerns throughout the world. Mr. McEwen was the former Manager of Mineral Projects for Norwest Corporation. Prior to that, Mr. McEwen consulted for AMEC Inc. as their Manager of Geology for Latin America, and was involved in numerous deposit evaluations including the Spence deposit (BHP Billiton), the Lomas Bayas deposit (Falconbridge), and the Quebrada Blanca deposit (Teck/Cominco). Mr. McEwen is currently the President of Buffalo Gold Ltd. Mr. McEwen is a Professional Geoscientist, registered with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta. Concurrent with these appointments, the Company accepted the resignations of Messrs. Gregory G. Crowe and Lindsay Bottomer from the board. Both Mr. Crowe and Mr. Bottomer will continue to be involved with the Company in consulting roles.

On October 10, 2007, the Company appointed Mr. Tim McCutcheon to its Advisory Board. Mr. McCutcheon is a partner at DBM, a corporate advisory and asset management boutique, focusing on metals and mining companies in Russia and "CIS" countries. Prior to founding DBM, Mr. McCutcheon was an institutional investor and Thomson Extel ranked EMEA metals analyst for Aton Capital, a large Russian investment bank. Mr. McCutcheon has over a decade of experience working in the Russian capital markets, having started his career during voucher privatization and working through the evolution of the market, including the 1998 crisis and subsequent revival. Mr. McCutcheon has a BA, cum laude from Columbia College, New York, NY and an MBA, Finance, from Columbia Business School. He is fluent in Russian.

On October 10, 2007, Mr. Damien Reynolds resigned as a director of the Company.

EXPLORATION UPDATE

Work during the first quarter of Fiscal 2008 consisted of the ongoing 6,000 metre drill program at the Bulakashu Property and field exploration program at the Eastern Sary Jaz Property in Kyrgyzstan. Additionally, the Company entered into an agreement to acquire 100% of a private Russian Company, Rudprominvest ("RPI") and it's three Exploration Licenses, the Souker Nickel Copper Sulphide Deposit, the Uleetaozerskaya ("Uleeta") and Tsaginksi ("Tsaga") nickel exploration licenses. Centrasia's exploration programs are carried out under the supervision of Bill Tafuri, P. Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101. Douglas Turnbull, P. Geol., the Company's President, C.E.O. and a "Qualified Person" for the purposes of NI 43-101, has prepared and reviewed the technical information presented in this MD&A.

KYRGYZSTAN

BULAKASHU PROJECT

Exploration work in 2006 largely focused on the Severny Copper-Gold Prospect and the Karabulak Gold Prospect on the Company's Bulakashu Project.

On October 5, 2006, the Company released results from a continuous sequence of 1 metre chip samples collected along a newly constructed drill road at Severny. Of the 81 new sample results from the road cut, four samples assayed greater than
5.0 g/t Au, 32 samples assayed greater than 1.0 g/t Au and 44 of the 81 samples assayed greater than 0.5 g/t Au. Within this series, one mineralized interval assayed 2.27 g/t Au over 48 metres, including 1 metre intervals of 10.5 g/t Au,
7.85 g/t Au, 6.61 g/t Au and 6.64 g/t Au. Copper results from these samples were weakly anomalous with 22 of the 48 samples assaying greater than 100 ppm copper. A total of 850 samples have been collected and assayed from Severny during the 2006 exploration program. Assays received range from nil to 4.5% Cu and up to
37.7 g/t Au.

During the summer of 2006, a 15 kilometre, dipole-dipole induced polarization ("I.P.") survey was completed over Severny and Karabulak. The interpretation of the results defined a zone of conductivity at Severny that remains open to the north and northeast, approximately 50 to 100 metres from surface. A very strong northwest trending, linear resistivity anomaly was identified on the southwest side of the Severny Prospect area, where surface sampling returned gold values ranging from nil to 37.7 g/t Au over one metre. At Karabulak, the I.P. survey identified a northwest dipping resistivity anomaly coincident with the WSW trending, NNW dipping, silicified quartz stockwork zone exposed on surface. The resistivity anomaly indicates that the quartz stock work zone remains open to the northeast and southwest and is open at depth on the middle and western most lines, suggesting that the quartz stockwork zone exposed on surface extends at least 200 metres down dip. In addition to the I.P. survey, a total of 52 chip samples were collected from the possible extensions to the known surface mineralization at Karabulak, with results ranging from nil to 1.68 g/t Au.

Based on favourable results from the 2006 summer exploration program at Severny and Karabulak, Kichi Too Co., a local drilling and mining contractor, was contracted to complete a 2,000 metre drill program that would test targets, based on surface mineralization and associated IP anomalies. Drilling was originally scheduled to commence at Severny in September. However the arrival of the Kichi Too Co.'s drill rig and crew was delayed until mid-December. Due to the late start, severe winter conditions and avalanche hazards associated with the terrain at Severny, only one of the six proposed drill sites (SV06-01) was completed and the remainder of the proposed drill program was postponed until the spring of 2007.

Drill hole SV06-01 intersected a broad zone of gold mineralization hosted in an alternating sequence of propylitically altered andesite and granodiorite. The mineralized interval returned an average grade of 1.15 g/t gold and anomalous copper mineralization over 50.5 metres. Drill hole SV06-01 is a vertical hole, drilled to a depth of 250 metres and collared within the southeastern portion of a 1arge 1km x 2 km zone of conductivity defined by the I.P. survey completed at Severny in the fall of 2006.

-------------------------------------------------------------------------------
DRILL HOLE           FROM      TO     INTERVAL        AU          CU
                                        (m)         (g/t)        (ppm)
-------------------------------------------------------------------------------
SV06-01*              33      83.5      50.5**       1.15         132
   Including          48       52        4.0         5.86         248
   Including          49       50        1.0        11.50         581
-------------------------------------------------------------------------------
* Subsequent to the release for the results for drill hole SV06-01, the drill hole was re-named SV06-06.
** There is  insufficient   information  to  determine   whether  this  interval
   represents true width

Within the mineralized interval reported above, two samples assayed greater than
5.0 g/t Au, 17 samples assayed greater than 1.0 g/t Au and 34 samples assayed greater than 0.50 g/t Au. Several, sporadic intervals (1 - 3 metres) of gold mineralization were also intersected from surface to 33 metres. Assays for these intervals ranged from 0.10 g/t Au to 3.94 g/t Au. Surface chip sampling at Severny last fall returned a mineralized interval of 2.27 g/t Au over 48 metres within silicified andesite along a newly exposed road cut approximately 320 metres east of drill hole SV06-01. The silicified andesite intersected in this trench and in drill hole SV06-01 is similar in appearance to the altered andesite encountered in the previous drilling and trenching at the Karabulak Prospect, 1.2 kilometres to the south.

In February 2007, the Company contracted Dick Fox of Practical Geophysics, Spring Creek Nevada, to provide a detailed, comprehensive interpretation of all ground geophysical data collected to date from the Severny and Karabulak Prospects on the Bulakashu Project. The interpretation was used to finalize drill targets for the summer of 2007. A total of approximately 6,000 metres of drilling has been proposed to test targets at Severny and Karabulak. The Company has contracted EDCO Drilling, a wholly owned subsidiary of TVI Pacific Inc., to provide two core rigs to conduct the year's drill program. Kichi Too Co. was also mobilized to the site with two drill rigs to complete the drilling they were contracted to do last year. They were also contracted to build drill access roads, some of which required drilling and blasting.

During the second week of May, the company initiated its 2007 exploration and drill program on the Bulakashu Property with the opening of the site camp, the arrival of two drill rigs from Kichi Too Co. and commencement of the regional reconnaissance program. Due to delays in receiving all of the permits to operate in Kyrgyzstan the two EDCO diamond drill rigs and drill crews were not in a position to commence drilling as planned on June 1, 2007 and ultimately did not commence drilling until the last week of August because of this delay the company retained Kichi Too Co. to continue drilling past the amount specified in their contact. Although production from the Kichi Too drills has been slow, it was essential to retain their services until the company was certain the EDCO was going to receive the necessary permits from the Kyrgyz government and thus insure that this year's program would be completed. Since Severny is the highest priority prospect on the property, a decision was made to delay the drilling on Karabulak until 2008 and to complete as much drilling as possible at Severny.

As of October 3, 2007 17 drill holes have been completed for a total of 4, 082 metres and assay results are pending for 14 drill holes. Drilling for the 2007 season will soon be halted due to the onset of winter weather conditions. All drill holes have been systematically drilled at 200 metre centers along NE-SW trending fences designed to test an IP-resistivity anomaly and associated surface gold mineralization identified in the fall of 2006. Hole SV07-07 was drilled to a depth of 296 metres, intersecting sporadic gold mineralization and quartz-sericite-pyrite alteration ("QSP") throughout most of the hole. Hole SV07-08, 200m to the southwest of Hole SV07-07, was drilled to a depth of 501 metres, intersecting strengthening QSP alteration and gold mineralization over wider intervals. Hole SV07-09 was drilled to a depth of 320 metres, under a road cut where a surface rock chip sample returned 48m of 2.27 g/t gold. Hole SV07-09 intersected two distinct, broad zones of gold mineralization and associated intense QSP alteration. The mineralized intervals are separated by post mineral, unaltered andesite dikes. The mineralization and alteration vectors point toward the southwest where last year's rock chip surface sampling encountered gold values ranging from 0.14 g/t up to 37.7 g/t in QSP altered greenstones. The drill holes are not being completed in sequential order, and the table below shows the significant drill intercepts as of September 20, 2007.

--------------------------------------------------------------------------------
HOLE                   AZIMUTH       FROM         TO       INTERVAL       AU
                         DIP       (METRES)    (METRES)    (METRES)      (G/T)
--------------------------------------------------------------------------------

SV07-07                 0/90          54          61           7         1.07
--------------------------------------------------------------------------------
SV07-08                 0/90          34          35           1         6.86
                                     101         118          17         0.53
                                     128         136           8         0.68
                                     151         163          12         0.60
                                     171         177           6         1.20
                                     188         195.4         7         0.74
--------------------------------------------------------------------------------
SV07-09                 0/90           1          44          43         1.49*
     including                         1          12          11         2.46
     including                        17          25          12         2.31
                                      92         149          47         1.38**
     including                        92          97           5         2.80
     including                       100         109           9         2.10
     including                       114         118           4         2.45
     including                       126         133           7         2.36
--------------------------------------------------------------------------------
* Interval contains 4 samples with gold analyses greater than 3.0 g/t Au (8.63, 4.58, 4.47 and 5.19 g/t Au)
** Interval  contains 6 samples  with gold  analyses  greater  than 3.0 g/t Au (
   8.69, 3.69, 3.49, 3.84, 3.67, and 4.26 g/t Au)

In addition to drilling, additional ground magnetic and IP/resistivity geophysical surveys have been conducted in the Bulakashu River basin to the west of Severny where extensions of the Severny structures and alteration halos were found. Preliminary results are encouraging and the pattern of magnetic lows, probably caused by magnetite destruction, are coincident with IP chargeability highs, probably caused by sulfidation, and are the same as found at Severny. The final interpretation and reports on the geophysics are being prepared.

RUSSIA

SOUKER PROJECT

On May 14, 2007 the Company announced that it had signed a share purchase agreement to acquire the Russian Properties. The transaction was completed on July 24, 2007. See "Company Overview" for details of the transaction.

As stated below, the Souker Deposit is reported to contain historic Soviet classified C2 and P1 resources which indicate an exploration target ranging from 11 million to as much as 179 million tonnes grading from 0.38% to 0.65% Nickel and from 0.13% to 0.29% Copper, which could contain in excess of 1 billion pounds of Nickel. Investors are cautioned that the potential quantity and grade is conceptual in nature and that there has been insufficient exploration to define a mineral resource. It is uncertain if further exploration will result in the confirmation or discovery of a mineral resource.

Souker is located approximately 180 kilometers west of Murmansk in the Kola Peninsula of northwestern Russia. The main highway from Murmansk to the Norwegian border lies on the north edge of the property. Graded gravel roads give access to the center of the property and there is excellent access to power, water and a local work force. Two Norilsk-owned nickel smelters are located 12 kilometres to the west of the property in the town of Nickel, and 14 kilometres to the east of the property in the town of Zapolyarny.

Nickel-copper mineralization occurs as disseminated sulfides in a sequence of ultramafic flows, intrusives and sediments. The ore body outcrops at surface and has excellent geometry for open pit mining. The Souker Deposit was discovered in 1947 and sporadically drilled from 1950 until 1982. In 1985, a Soviet classified resource was calculated using 0.3%, 0.4%, 0.5% Ni cut off grades to the maximum drilled depth of 1,000 meters. The details of the estimate are tabulated below.

RESULTS OF THE SOVIET RESOURCE CALCULATIONS
--------------------------------------------------------------------------------
                                           AVERAGE GRADE         METAL RESERVES,
 NICKEL       SOVIET          ORE                %                   X1000 T.
CUT OFF      RESOURCE      RESERVES,     ----------------       ----------------
GRADE, %     CATEGORY       X1000T.      NI            CU       NI            CU
--------------------------------------------------------------------------------

  0.3           C2          71,788       0.39        0.13       283.4       92.2
                P1         107,338       0.37        0.14       395.0      151.0
            --------------------------------------------------------------------
               C2+P1       179,126       0.38        0.13       678.4      243.3
--------------------------------------------------------------------------------
  0.4           C2          14,611       0.55        0.22        80.4       32.4
                P1          28,082       0.46        0.20       129.4       54.8
            --------------------------------------------------------------------
               C2+P1        42,693       0.49        0.20       209.8       87.2
--------------------------------------------------------------------------------
  0.5           C2           6,444       0.68        0.28       436         18.2
                P1           4,818       0.63        0.31        30.2       14.8
            --------------------------------------------------------------------
               C2+P1        11,262       0.65        0.29        73.9       31.0

The Company cautions investors that the Soviet classified resources are not NI 43-101 compliant and that CIMM and JORC resource categories do not directly conform to, nor recognize the Soviet C2, P1, P2 and P3 resource categories. A Qualified Person as defined by NI 43-101 has not done sufficient work to classify the historical estimates as current mineral resources and the historical estimates should not be relied upon. Centrasia does not consider the historical estimates to be current mineral resources, but it does consider the historic estimates to be a significant indication of the overall mineral potential, as discussed above.

Upon closing of the acquisition of the Souker Deposit, Centrasia implemented a drill program to verify and convert the historic Soviet resource to a NI 43-101 compliant resource. The previous operator had initiated a drill program designed to infill the historic soviet resource on 100 metre centers in order to convert the historic estimate from a C2 to C1 category. The Company will modify this program so that the ore body will be drilled at a spacing sufficient to convert the historic estimate into either CIMM or JORC compliant resource categories by early 2008. As of October 19, 2007, a total of 4,041 metres of drilling had been completed in 2007 in 26 drill holes. It is planned to complete 6,000 meters of drilling by the end of the year but the late arrival of additional drill rigs may cause a reduction in this number.

Complete analytical results have been reported from 18 of the 26 completed drill holes to date. The results are encouraging and confirm the historic drill results yielding similar grades in similar zones of the deposit. Assay values in the intervals reported were remarkably consistent and none of the averages were unduly influenced by included, higher grade intervals.


A summary of the significant drill intersections are as follows:

--------------------------------------------------------------------------------
 DRILL              FROM         TO         INTERVAL           NI         CU
  HOLE               (M)         (M)          (M)              (%)        (%)
--------------------------------------------------------------------------------
CP07-01              21          23             2             0.28
--------------------------------------------------------------------------------
CP07-04               2.5       168.5         166             0.31
                     89.5       104.5          15             0.58
--------------------------------------------------------------------------------
CP07-05               2.8        24.3          21.5           0.53        0.24
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 DRILL              FROM         TO         INTERVAL           NI         CU
  HOLE               (M)         (M)          (M)              (%)        (%)
--------------------------------------------------------------------------------
CP07-06              18.5        51.5          22             0.29        0.08
--------------------------------------------------------------------------------
CP07-08              21         204.5         183.5           0.27
--------------------------------------------------------------------------------
CP07-11               0.0        46.5          46.5           0.29        0.06
--------------------------------------------------------------------------------
CP07-12               4.6        48            43.4           0.35
--------------------------------------------------------------------------------
CP07-13               2.2        84.5          81.3           0.27
--------------------------------------------------------------------------------

The mineralized intervals reported above were all associated with disseminated sulphide mineralization (pentlandite, chalcopyrite, and pyrrhotite) within layered, medium to coarse grained peridotite and pyroxenite. The hosting stratigraphy dips variably to the south and although holes have been oriented to intersect the mineralized horizon as optimally as possible, the intervals reported below may not represent true width.

Concurrent with the drilling that is planned for the remainder of 2007, the Company will be designing and implementing the necessary work that will be required to complete a scoping study on Souker in the first half of 2008. This work will include environmental baseline studies, and preliminary geotechnical and metallurgical test work. It is estimated that the company will incur expenditures of approximately US $4.0 million by the end of 2007 at Souker.

ULEETA AND TSAGA NICKEL-COPPER EXPLORATION PROPERTIES

The Uleeta and Tsaga Nickel-Copper properties are located in the Kola Peninsula. Centrasia views these projects as promising, early stage Nickel-Copper exploration targets. Both prospects have been covered by Soviet era aeromagnetic surveys which outlined areas of interest. Some limited historic surface sampling has been done. Extensive geochemical surveys, and geophysical surveys, consisting of ground magnetic surveys and IP/resistivity surveys have been completed during this field season. The data from the geophysical survey are now being interpreted report will and the final report will be in hand in a month. The geochemical data is incomplete at this time. Preliminary results of the surveys are encouraging and they have outlined potential areas of sulfide mineralization. Additional work on the properties will be proposed after results of this year's geochemical and geophysical surveys are completed and evaluated.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                             ----------   -------------------------------------------------   ------------------------------------
                             FISCAL 2008                     FISCAL 2007                                   FISCAL 2006
                             ----------   -------------------------------------------------   ------------------------------------
                               AUG 31       MAY 31       FEB 28       NOV 30       AUG 31       MAY 31       FEB 28       NOV 30
                                  $            $            $            $            $            $            $            $
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:
Revenues                            Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                       (844,025)    (217,061)    (836,676)    (546,706)    (349,350)    (506,197)    (248,890)    (375,809)
Other Items                      30,980      (63,832)     (35,321)       3,504        9,373      (17,079)         561        4,337
Net income (loss)              (813,045)    (280,893)    (871,997)    (543,202)    (339,977)    (523,276)    (248,329)    (371,472)
Basic and diluted earnings
   (loss) per share               (0.02)       (0.01)       (0.04)       (0.03)       (0.02)       (0.04)       (0.02)       (0.03)
Dividends per share                 Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:
Working capital (deficiency)    128,417    3,381,371    2,298,846      273,665      770,012    1,153,009    1,601,110    1,912,119
Total assets                 46,525,762    5,843,162    3,971,122    1,832,768    1,892,855    2,254,424    2,535,132    2,516,695
Total long-term liabilities  10,363,380          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                             ----------   -------------------------------------------------   ------------------------------------


RESULTS OF OPERATIONS

During the three months ended August 31, 2007 (the "2007 period") the Company reported a loss of $813,045 ($0.02 per share) , compared to a loss of $339,977 ($0.02 per share) for the three months ended August 31, 2006 (the "2006 period"), an increase in loss of $473,068. The increase in loss in the 2007 period is mainly attributed to the ongoing corporate costs as a public reporting and TSXV listed company, increased staffing and exploration offices, the impact of non-cash stock-based compensation recognition and a significant increase in travel expenses.

General and administrative expenses of $844,025 were incurred during the 2007 period, an increase of $494,675, from $349,350 in the 2006 period. Specific expenses of note during the 2007 period are as follows:

     - the Company incurred accounting and administrative fees of $20,175 (2006 - $16,300) provided by Chase Management Ltd. ("Chase"), a private company controlled by Mr. Nick DeMare, a director of the Company;

     - the Company incurred legal fees of $18,252 (2006 - $1,273) for services in preparing and reviewing property and stock option agreements;

     - the Company incurred travel costs of $172,891 (2006 - $49,186) for review of potential property acquisitions in Central Asia, Russia and Eastern Europe and numerous Company site visits;
     - the Company incurred total management fees of $37,000 (2006 - $20,975) to its President, of which $34,145 (2006 - $9,936) has been recorded as management fees and $2,855 (2006 - $11,039) has been capitalized to unproven mineral interests;
     - office expenses increased by $24,340 from $36,613 in the 2006 period to $60,953 in the 2007 period. The increase is attributed to expenses required to maintain offices in Canada, Kazakhstan, Kyrgyz Republic and Russia;
     - the Company incurred corporate development expenses totalling $32,069 (2006 - $11,550) for a market awareness and promotional campaign;
     - the Company paid salaries of $78,302 (2006 - $47,439) for the administrative staff in the mining offices in the Kyrgyz Republic and Kazakhstan;
     - the Company incurred professional fees of $66,604 (2006 - $42,700) mainly for administrative services provided by consultants in the mining offices in the Kyrgyz Republic, Kazakhstan and Canada;
     - during the 2006 period the Company incurred property due diligence costs of $103,917 due to unsuccessful negotiations on a mineral property in Kazakhstan; and
     - recorded $299,876 (2006 - $nil) in non-cash stock based compensation on the vested portions of stock options previously granted.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During the 2007 period, the Company reported interest income of $54,392 compared to $6,628 in the 2006 period. The increase is attributed to higher levels of cash held during the 2007 period.

During the 2007 period, the Company paid $6,642,344 (US$6,300,000), issued 13,207,615 common shares and long-term debt of $7,209,930 and incurred $444,305 costs associated with the RPIM Acquisition, for a total purchase price of $26,975,889. The Company also recorded $8,700,000 future income tax liabilities for timing differences related to the RPIM Acquisition. See "Company Overview", "Exploration Update" and Note 3 to the August 31, 2007, interim consolidated financial statements for further discussion of the RPIM Acquisition.

FINANCIAL CONDITION / CAPITAL RESOURCES

During the 2007 period, the Company received gross proceeds of $12,600,000 on the completion of a private placement for 10,500,000 units and completed the RPIM Acquisition whereby it completed the initial cash payment of US $6,000,000 and issued 12,500,000 common shares of the Company to the Vendor. In addition, the Company paid the initial finder's fee of US $300,000 and issued 625,000 common shares to DBM. The Company also issued 82,615 common shares to a company controlled by a director of the Company as a bonus for providing a loan of US $500,000 to RPI. As at August 31, 2007, the Company had working capital of $128,417. The net working capital figure includes $5,546,000 current portion of long-term debt which will be payable on or before July 24, 2008.

The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming 12 month period. However, the Company will require additional financing to pay the $5,546,000 on its due date. In addition, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

RISKS AND UNCERTAINTIES

An investment in Centrasia's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should consider investing in Centrasia's common shares. An investor should carefully consider the risks described below and the other information filed on www.sedar.com before investing in Centrasia's common shares. The risks described below are not the only ones faced. Additional risks that Centrasia currently believes are immaterial may become important factors that affect Centrasia's business. If any of the following risks occur, or if others occur, Centrasia's business and financial condition could be seriously harmed and investors may lose all of their investment.

No Known Bodies of Commercial Ore

There are no known bodies of commercial ore on Centrasia's properties. The exploration programs undertaken and proposed constitute an exploratory search for ore or programs to qualify identified mineralization as ore reserves or resources. There is no assurance that Centrasia will be successful in its search for ore or in its more advanced programs.

Exploration and Development Risks

Exploration and development risks for the business of exploring for minerals and mining are high. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration programs planned by Centrasia will result in a profitable commercial mining operation.

Title to Properties, Political and Legal Uncertainty

Although Centrasia believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns or controls, there is no guarantee that title to such mineral property interests will not be challenged or impugned. Centrasia's mineral property interests may be subject to prior unregistered interests and title may be affected by undetected defects. There may be valid challenges to the title of the mineral property interests which, if successful, could impair development and/or operations.

Centrasia's mining exploration activities are affected in varying degrees by political stability and government regulations relating to foreign investment, social unrest, corporate activity and the mining business in each of the Russian Federation and the Kyrgyz Republic. Operations may also be affected in varying degrees by terrorism, military conflict or repression, crime, extreme fluctuations in currency rates and high inflation in Central Asia and the former Soviet Union. The relevant governments have entered into contracts with Centrasia or granted permits or concessions that enable it to conduct operations or development and exploration activities. Notwithstanding these arrangements, Centrasia's ability to conduct operations or exploration and development activities  is  subject  to  renewal  of  permits  or  concessions,  changes  in government regulations or shifts in political attitudes beyond Centrasia's control. There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, re-nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that Centrasia's assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.

Similarly,  Centrasia's  operations  may  be  affected  in  varying  degrees  by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, labour legislation, mine safety, and annual fees to maintain mineral properties in good standing. There can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described herein.

With respect to Centrasia's Russian properties, the current legal environment in the Russian Federation is characterized by poorly-drafted and inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shifts and lack of administrative experience. Russian laws often provide general statements of principles rather than specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of Centrasia. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law may involve severe penalties and consequences regarded as disproportionate to the offence. Exploration for and extraction of minerals in the Russian Federation is governed by the Law on Subsoil, the Licensing Regulations, the Precious Metals Law and other laws. Given the fact that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, the law has been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil. There are uncertainties in conclusively determining all necessary information about required permits, approvals and licenses, and there is no comprehensive index or system for determining all relevant legislation. As well, the Russian legal system is a civil law system, and legal precedents are not of the same determinative nature as in a common law system. Additionally, officials often interpret regulations in an arbitrary or unpredictable way, and this extends to most areas of regulation. There can be no assurance that Centrasia has complied with all applicable laws or obtained all necessary approvals in Russia. There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to Centrasia's investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on Centrasia. In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the rule of law has taken hold and will be upheld in the Russian Federation. Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of Centrasia's abilities to protect and enforce its rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon Centrasia.

Russian corporate law is not extensively developed and is still very much evolving from the former Soviet times. There are corporate law requirements of a technical nature that are not complied with by significant numbers of Russian corporations, which rarely result in action being taken by the authorities. There is a risk, however, of arbitrary action being taken against any of such Russian corporations, including Centrasia's Russian subsidiary, RPI, due to these technical irregularities, and the result of such action could be materially adverse to RPI and the Centrasia. In addition, the Souker Licence confers upon RPI the right to explore, develop and mine the Souker Deposit and the Souker Licence area. As with many Russian mineral properties affected by the transitory nature of the legal system, there are certain issues relating to the Souker Project which may adversely affect RPI's interest. RPI is taking and will continue to take all appropriate steps to protect its interest.

With respect to Centrasia's properties located in the Kyrgyz Republic, this country has experienced political difficulties in recent years including a revolution in March 2005 that resulted in the ouster of the long-time incumbent President. Although the election of a new President and the appointment of a new Prime Minister have brought a measure of stability to the Kyrgyz Republic following the events of March 2005, the political situation in the country continues to evolve. There continues to be a risk of future political instability.

Additional Funding Requirements

Centrasia will require additional financing to continue its operations. There can be no assurance that Centrasia will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable, for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development and the property interests of Centrasia with the possible dilution or loss of such interests.

Conflicts of Interest

Certain officers and directors of Centrasia are officers and/or directors of, or are associated with or have significant shareholdings in, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of Centrasia and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with Centrasia and to abstain from voting as a director for the approval of any such transaction.

Metal Prices

Metal prices may be unstable. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist for the sale of it. Factors beyond the control of Centrasia may affect the marketability of any substances discovered. The price of various metals has experienced significant movements over short periods of time, and is affected by numerous factors beyond the control of Centrasia, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any metal will be such that any of Centrasia's properties can be mined at a profit.

Environmental and other Regulatory Requirements

Centrasia's current exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that Centrasia obtain permits from various governmental agencies. There can be no assurance that all permits which Centrasia may require for its exploration activities or for the future construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which Centrasia might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in price will not occur.

Reliance upon Management

The success of Centrasia depends to a large extent upon its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on Centrasia.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2007 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

Effective June 1, 2007 the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments - Recognition and Measurement (Section 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at August 31,2007 the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company's financial statements.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

The Company will be required to adopt the new accounting procedures, CICA Handbook Sections 1530, 3251 and 1506, for its fiscal period beginning June 1, 2007. The new pronouncements are included in Note 2 to the May 31, 2007 audited consolidated financial statements. The adoption of the new pronouncements are not expected to have an effect on the Company's financial position or results of operations.

TRANSACTIONS WITH RELATED PARTIES

(a) During the three months ended August 31, 2007 and 2006, the Company incurred fees to its directors and officers or corporations controlled by its directors or officers, as follows:

                                                         2007           2006
                                                          $              $

         Management fees                                  37,000         20,975
         Legal                                            83,278          7,000
         Accounting and administrative                    20,175         16,300
         Professional fees                                42,492         43,135
                                                     -----------    -----------
                                                         182,945         87,410
                                                     ===========    ===========

         The above fees have either been expensed to operations or capitalized to unproven mineral interests, deferred amounts or share issue costs, based on the nature of the expenditure.

         As at August 31, 2007, $88,063 (2006 - $32,889) remained outstanding and was included in accounts payable and accrued liabilities.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b) During the three months ended August 31, 2007, the Company issued 82,615 common shares, at a fair value of $79,310, to a private company controlled by a director of the Company, as a bonus for providing a US $500,000 loan to RPI prior to the closing of the RPIM Acquisition. The Company subsequently repaid the loan.

(c) On August 17, 2007, the Company and Kantanna entered into an amending agreement on the Bulakashu Gold Property, pursuant to which the Company issued 375,000 common shares, at a fair value of $405,000, to Kantanna for the remaining 62.5% interest the Company did not own.

INVESTOR RELATIONS ACTIVITIES

The Company maintains a website at www.centrasiamining.com and updates it on a continuous basis.

Effective February 8, 2006, the Company retained Accent Marketing Ltd. ("Accent") as its European investor relations representative. Accent's sole remuneration is a stock option granted by the Company to purchase up to 200,000 common shares at $1.15 per share for a period of five years.

Effective September 20, 2006, the Company retained Mr. David Matousek as a corporate advisor for a monthly fee of $3,000. During the 2007 period the Company paid a total of $9,000. The agreement was terminated on august 31, 2007.

Effective September 1, 2007, the Company retained CP Capital Group Ltd. as an investor relations representative for a monthly fee of $5,000. The agreement may be terminated by either party on 30 days notice.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at October 26, 2007, there were 53,787,457 issued and outstanding common shares, 3,200,000 stock options outstanding at exercise prices ranging from $0.20 to $1.15 per share and 7,948,750 warrants outstanding at exercise prices ranging from $0.75 to $1.70 per share. In addition, the Company has granted, subject to shareholder approval, an additional 3,480,000 stock options, at prices ranging from $0.73 to $1.71 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109
- Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. During the process of management's review and evaluation of the design of the Company's internal control over financial reporting, it was determined that certain weaknesses existed in internal controls over financial reporting. As is indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring which exists. The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Turnbull, the President and Chief Executive Officer of Centrasia Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp., (the "Issuer") for the interim period ending August 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date:  October 30, 2007


/s/ DOUGLAS TURNBULL
-----------------------------------
Douglas Turnbull,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nick DeMare, Chief Financial Officer and a director of Centrasia Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp., (the "Issuer") for the interim period ending August 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date:  October 30, 2007


/s/ NICK DEMARE
-----------------------
Nick DeMare,
Chief Financial Officer